JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
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PECD/JAK

15 May 2003

Office of the International Corporate Fi
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


03050609

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Transaction with Birra Peroni - Dated 14 May 2003

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA



NEWS RELEASE

Ref: 06/03

SABMILLER ENTERS GROWING ITALIAN MARKET THROUGH TRANSACTION WITH BIRRA PERONI

London, Johannesburg and Rome, 14 May 2003. SABMiller plc (SABMiller) and Birra Peroni S.p.A. (Birra Peroni) have reached an agreement for SABMiller to acquire a majority interest in Birra Peroni. SABMiller's initial stake will be between 51% and 60%, with the precise amount to be determined on closing of the transaction. Assuming the acquisition of a 60% interest, SABMiller's initial cash investment will be €246 million ($279 million), which is based on a total enterprise value of €563 million ($638 million). SABMiller and the shareholders of Birra Peroni have agreed put and call options, which, when fully exercised, will result in SABMiller increasing its shareholding in Birra Peroni to between 80% and 100% over a 3 to 5 year period. The transaction is not subject to any conditions and closing is expected within three weeks.

Highlights

- First significant SABMiller investment in Western Europe through key Italian market
- Birra Peroni holds a strong number two position (25.2% share) in the growing Italian beer market, with 2002 revenues of €494m ($560m) and adjusted EBITDA of €44.8m ($50.8m)
- Leading brand portfolio includes Peroni, the number one beer in Italy, and Nastro Azzurro, the number three brand in the premium segment
- Enterprise value per hectolitre €128 ($145)
- Operational synergies and best operating practices result in cost savings not less than €9 million ($10.2m) by the end of the third full financial year
- Good portfolio fit, providing cross-selling opportunities for SABMiller brands into Italy and Birra Peroni brands into selected SABMiller markets

- Birra Peroni to be managed as part of SABMiller Europe, where beer volumes would be 27 million hectolitres representing 21.8% of total SABMiller volume (based on SABMiller F02 volumes).

Graham Mackay, Chief Executive, commented: "This transaction represents a further step in developing SABMiller's strategy. Birra Peroni has an outstanding reputation and heritage, and a leading brand portfolio, including Peroni and Nastro Azzurro. Italy is one of only two Western European markets to be experiencing real volume growth, at some 3%, well ahead of the regional trend.

"Our entry into Italy, Europe's seventh largest beer market, combines a leading in-country position with strong potential for Birra Peroni brands in international markets. We also believe that there are opportunities for us to enhance the value of Birra Peroni through the application of operational and brand expertise, proven in our other European businesses.

"The acquisition creates cross selling opportunities for us and our new partners. Italy's strong and growing import market offers potential for Pilsner Urquell and other SABMiller brands, while Birra Peroni brands will enhance our global portfolio."

Marco Martinelli, Chairman of Birra Peroni Industriale, said: "Birra Peroni is delighted to be joining the SABMiller group, so becoming part of one of the world's leading brewers. I strongly believe in the exciting growth prospects of Birra Peroni and of our core brands, Peroni and Nastro Azzurro. The combination of Birra Peroni and SABMiller management in Italy will ensure the continued success and goodwill of the company.

"After five generations, Birra Peroni's resulting widespread ownership is proud to welcome SABMiller as a strong partner in the next stage in the natural evolution of Birra Peroni's corporate life."

Acquisition Rationale

Italian Beer Market

Birra Peroni is a strong national business, in a growth market, with potential for further upside from leveraging the Birra Peroni brands and distribution system.

With annual sales of 4.4 million hectolitres (hls) in 2002, Birra Peroni has 25.2% of the Italian market, making it the second largest beer producer in the country by a significant margin. The top two players have a combined market share of over 60% of the Italian market.

Italy is a growing beer market, with a current estimated market size of 17m hls. Between 1996 and 2001, the market demonstrated a compound annual volume growth of 3.5%, and an increase in per capita consumption of 21% to 29 litres over the same period. Despite these increases, Italy's per capita consumption of beer is still amongst the lowest in Europe at 29 litres per capita versus the European average of 80 litres. Beer has grown its share of the total Italian alcohol beverage market from 6% in 1980 to 19% in 2002.

Birra Peroni's brand portfolio includes two of the top six brands in Italy. Brand Peroni is number one in Italy with a 12.5% share of the market over the last four years, and is the oldest brand in the country with a history dating back to 1846. Nastro Azzurro is amongst the top three premium brands in the country with a 4.0% share. Birra Peroni brands have established export positions in the UK, US and Australia.

Brand Fit

By leveraging the strength of Birra Peroni's distribution relationship with trade channels there will be an opportunity for SABMiller's international brands to cross sell into Italy in the premium import segment, which has seen growth from 21% of total beer consumption in 1997 to 25% in 2002. SABMiller believes that there is an opportunity to grow the Birra Peroni brands in selected SABMiller markets, in particular the United States.

SABMiller expects that the sharing of knowledge, processes and systems, particularly in distribution and procurement, will further enhance Birra Peroni's competitive position. As a

result the transaction returns are expected to exceed the cost of capital (country WACC 7.5%) in the fourth full financial year.

Management

Birra Peroni will report to SABMiller Europe MD, Alan Clark, and his existing senior management team at the Europe hub. Whilst relying on the support and continuity of existing family shareholders, who will be represented on the Board of Birra Peroni, SABMiller will appoint the majority of the Board, including the Chairman (President) and the Managing Director. Existing operational management will remain in place.

The Transaction

SABMiller is acquiring an initial stake of between 51% and 60% in Birra Peroni. Assuming a 60% acquisition, SABMiller's initial cash investment will be €246m ($279m), valuing 100% of the equity of Birra Peroni at €410m ($465m). The precise shareholding will be determined on closing of the transaction, depending upon the level of acceptance of the offer above the agreed 51%. Taking account of net debt of €153m ($173m) as at 31 December 2002, the enterprise value (EV) of the transaction is €563m ($638m). Funding of the transaction will be through existing debt facilities, and it is expected that the acquisition will be earnings positive in the second full financial year. Based on the total enterprise value, the earnings before interest, tax, depreciation and amortisation (EBITDA) multiple is 12.6 and EV/hl of €128 ($145).

Subject to the achievement of demanding domestic performance targets in 2003, a further payment of up to €25m ($28m) will be made, pro-rata to all shareholders. If these performance targets are met, the effective EV/EBITDA multiple would fall to 10.6 or less, reflecting the underlying earnings growth.

SABMiller and the remaining Birra Peroni shareholders have entered into put and call options that, if exercised, will result in SABMiller's ownership increasing to between 80% and 100% of Birra Peroni between financial years 2005 and 2008.

The price payable under these put and call options is based on an equity value of €410m (for 100% of Birra Peroni) plus earn-out arrangements which are dependent on the future domestic and international performance of Birra Peroni. Assuming 40% of the shares are

For the year ended December 31 2002, Birra Peroni reported revenues of €494m ($560m) and achieved sustainable pro forma EBITDA of €44.8m ($50.8 m), after adjusting for non-recurring costs of €3m ($3.4m). As at December 31, 2002, Birra Peroni had net assets of €113m ($128m).

ENDS

For further information:

Sue Clark Director of Corporate Affairs, SABMiller plc	+44 (0) 20 7659 0191 Mobile: +44 (0) 7850 285 471
Nick Chaloner Communications Director, SABMiller plc	+44 (0) 20 7659 0119 Mobile: +44 (0) 7880 502 755
Anna Miller Salzman Head of Investor Relations, SABMiller plc	+44 (0) 20 7659 0106 Mobile: +44 (0) 7973 837 070
Philip Gawith The Maitland Consultancy Limited	+44 (0) 20 7379 5151

This announcement and presentation slides are available on the company website, www.sabmiller.com

A photograph of SABMiller's Chief Executive, Graham Mackay is available from Briony Gilbert at briony.gilbert@sabmiller.com

Notes for editors:

1. SABMiller plc

SABMiller is one of the world's leading brewers, with pro forma 2001/02 lager volumes in excess of 120 million hectolitres. It has 118 brewing operations and over 64,000 employees, in 24 countries across Africa, Central and Eastern Europe, North and Central America and Asia. It has a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller is one of the largest bottlers of Coca-Cola products in the world.

SABMiller is listed on the London and Johannesburg stock exchanges and has a market capitalisation of approximately US$7 billion (R54 billion).

2. SABMiller Europe

SABMiller has a strong position in Central and Eastern Europe with 14 breweries, total volumes of 22.5m hls (as at 31 March 2002), 9,250 employees and a brand portfolio that includes some of the leading brands in the region, including Pilsner Urquell, Tyskie Gronie, and Ursus. Most of these markets will shortly enjoy the benefits of EU accession and SABMiller has number one or two market share positions in Canary Islands, Czech Republic, Hungary, Poland, Romania, and Slovakia, and number five in Russia.

3. Birra Peroni S.p.A.

Birra Peroni S.p.A. boasts a strong heritage dating back to 1846 and is the second largest brewer in Italy with 25.2% of the market, volumes of 4.4m hls and a turnover of € 494m ($560m) in 2002. Its portfolio of brands includes Peroni (mainstream) with a leading market share of 12.5% of the Italian beer market over the last four years, and Nastro Azzurro (premium) with a market share of 4.0%. Birra Peroni has four breweries in Italy with a combined capacity of around 5.7m hls and employs 850 people.

In 1999 Birra Peroni added to its existing distribution interests by creating its own distribution company called SoDiPar. This operation incorporates 48 previously independent distributors into a single entity.

Birra Peroni also has a majority stake in Saplo a malt production company and owns a chain of Crazy Bull Cafes.

4. Advisors

Citigroup Global Markets acted as financial advisor and Lovells acted as legal advisor to SABMiller on this transaction.

Lehman Brothers acted as financial advisor and Carnellutti acted as legal advisor to Birra Peroni.

Note: Exchange rate of €1 = US$1.1332 used.